Exhibit 99.1

iHuman Inc. Announces Second Quarter 2025 Unaudited Financial Results

BEIJING, China, Sept. 18, 2025 -- iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered, intellectual development products in China, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Highlights

•	Revenues were RMB200.2 million (US$27.9 million), compared with RMB215.1 million in the same period last year.

•	Gross profit was RMB135.7 million (US$19.0 million), compared with RMB151.7 million in the same period last year.

•	Operating income was RMB19.5 million (US$2.7 million), compared with RMB18.8 million in the same period last year.

•	Net income was RMB31.9 million (US$4.5 million), compared with RMB24.7 million in the same period last year.

•	Average total MAUs[1] for the second quarter were 23.72 million, compared with 24.57 million in the same period last year.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “During the second quarter, we continued to advance our product roadmap and expand our international presence with several key updates. Our flagship app, iHuman Chinese—long recognized as an industry benchmark—introduced new features to make character exploration more intuitive and engaging. One specific highlight is the new photo recognition function that covers most daily-use Chinese characters. Children can simply take a picture of an unfamiliar character, and the app will instantly display its meaning, related words, example sentences, and cultural context, seamlessly turning everyday curiosity into a learning opportunity. We also launched a speaking feature that uses intelligent voice analysis to provide real-time feedback on pronunciation, helping children build confidence and fluency in verbal expression through practice.

Internationally, we launched a major upgrade to Aha Makeover, transforming it from a traditional styling experience into a vibrant, story-driven world. The update introduces missions, a tiered rewards system, and an expansive world map with different themed zones. The update also features a new virtual girl group of five original characters, each with a distinctive style and personality. Users can interact with them through various creative activities, such as experimenting with hairstyles, applying makeup, mixing and matching outfits, and personalizing rooms in a cozy virtual home. These interactions unlock rewards and advance the storyline, sparking users’ creativity through diverse challenges. By combining character-led narratives with creative styling tools and engaging missions, the update delivers a distinctive and immersive experience that strengthens user engagement over time.

We also took a major step forward in our global content strategy by establishing a strategic partnership with Cricket Media, a highly respected children’s brand with more than five decades of experience and strong ties to schools, libraries, and households across the U.S. By leveraging Cricket Media’s award-winning library—spanning genres like science, art, history, poetry, comics, and fiction —and our proven expertise in content digitization, edutainment, and interactive learning design, we are reimaging these classic resources for the digital age. Recently, we jointly launched Reading Stars, an intuitive app that retains the depth of traditional reading while offering interactive activities, motivating rewards, and personalized pathways to create a richer experience for young readers. This partnership not only introduces a compelling new reading product, but also deepens our presence in the U.S. education and consumer markets, bolsters our brand recognition abroad, and provides an effective platform for building long-term distribution channels and localized product offerings.

1 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

Building on our strength in digital products, we are also expanding our entertainment content through our animation studio, Kunpeng. Our flagship Cosmicrew franchise, which first aired in 2018, remains a long-standing favorite among children and one of the most recognized and beloved names in its category. This summer, Cosmicrew continued its strong performance across major streaming platforms, underscoring its enduring popularity. Within the franchise, the Super Mecha Dinosaurs subseries has also built a devoted fanbase. In May, we released a new season that quickly attracted broad viewership on leading streaming platforms, further expanding the series’ strong following. Importantly, as an integral part of iHuman’s ecosystem, Kunpeng’s original IPs not only broaden our entertainment lineup but also further increase the visibility of our overall IP portfolio within iHuman apps. This strengthens user engagement, creating a self-reinforcing flywheel where education and entertainment are closely integrated and amplify each other over time.

By continuing to innovate, expanding our global footprint, and growing our entertainment portfolio, we are strengthening the foundation for long-term growth and creating more opportunities to engage audiences worldwide.”

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “We are pleased to deliver another solid quarter of results, marking our 14th consecutive quarter of profitability. This achievement is a testament to our disciplined execution and firm commitment to sustainable development. This quarter, we continued to strengthen our product portfolio and expand collaboration with ecosystem partners, creating new synergies and opportunities that lay a strong foundation for long-term growth. We are also actively expanding the role of AI across our operations, applying it not only to enrich user experiences but also to reimagine our operational processes. From automating routine tasks and streamlining workflows to enhancing data-driven insights, AI is enabling us to respond faster, operate more precisely, and capture greater efficiencies across the board.

Backed by an industry-leading product lineup, a healthy balance sheet, and an agile operating model, we are well positioned to capitalize on new opportunities, scale globally, and continue creating value for our shareholders.”

Second Quarter 2025 Unaudited Financial Results

Revenues

Revenues were RMB200.2 million (US$27.9 million), compared with RMB215.1 million in the same period last year. The decrease in revenues was primarily due to the decline in China’s newborn population and more conservative consumer spending.

Average total MAUs for the quarter were 23.72 million, compared with 24.57 million in the same period last year.

Cost of Revenues

Cost of revenues was RMB64.4 million (US$9.0 million), compared with RMB63.4 million in the same period last year.

Gross Profit and Gross Margin

Gross profit was RMB135.7 million (US$19.0 million), compared with RMB151.7 million in the same period last year. Gross margin was 67.8%, compared with 70.5% in the same period last year. The decrease in gross margin was mainly due to the diversification and structural upgrades of the Company’s product portfolio.

Operating Expenses

Total operating expenses were RMB116.3 million (US$16.2 million), a decrease of 12.5% from RMB132.9 million in the same period last year.

Research and development expenses were RMB52.8 million (US$7.4 million), a decrease of 7.7% from RMB57.2 million in the same period last year, primarily due to savings in payroll-related and outsourcing expenses.

Sales and marketing expenses were RMB41.3 million (US$5.8 million), a decrease of 19.5% from RMB51.3 million in the same period last year, primarily due to cost savings in marketing activities.

General and administrative expenses were RMB22.1 million (US$3.1 million), a decrease of 9.3% from RMB24.4 million in the same period last year, primarily due to savings in payroll-related expenses as well as other administrative expenses.

Operating Income

Operating income was RMB19.5 million (US$2.7 million), compared with RMB18.8 million in the same period last year.

Net Income

Net income was RMB31.9 million (US$4.5 million), compared with RMB24.7 million in the same period last year.

Basic and diluted net income per ADS were RMB0.62 (US$0.09) and RMB0.60 (US$0.08), respectively, compared with RMB0.47 and RMB0.45 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB240.0 million (US$33.5 million) as of June 30, 2025, compared with RMB283.3 million as of December 31, 2024.

Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments were RMB1,100.1 million (US$153.6 million) as of June 30, 2025, compared with RMB1,168.7 million as of December 31, 2024. The decrease was primarily due to the payment of annual bonuses to employees and dividends in the first half of the year.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2025, which was RMB7.1636 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income, adjusted net income and adjusted diluted net income per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income, adjusted net income and adjusted diluted net income per ADS as operating income, net income and diluted net income per ADS excluding share-based compensation expenses, respectively. Adjusted operating income, adjusted net income and adjusted diluted net income per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-GAAP financial measures. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered, intellectual development products in China that is committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children. Benefiting from a deep legacy that combines nearly three decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, iHuman empowers parents with tools to make the child-upbringing experience more efficient. iHuman’s unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. The Company’s comprehensive suite of innovative and high-quality products include self-directed apps, interactive content and smart devices that cover a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity. Leveraging advanced technological capabilities, including 3D engines, AI/AR functionality, and big data analysis on children’s behavior & psychology, iHuman believes it will continue to provide superior experience that is efficient and relieving for parents, and effective and fun for children, in China and all over the world, through its integrated suite of tech-powered, intellectual development products.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86-10-5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Ms. Alice Li

Phone: +86-10-5900-1548

E-mail: alice.li@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,123,292	605,136	84,474
Short-term investments	45,457	495,000	69,099
Accounts receivable, net	52,030	56,318	7,862
Inventories, net	23,475	20,665	2,885
Amounts due from related parties	2,051	1,454	203
Prepayments and other current assets	89,512	85,224	11,897
Total current assets	1,335,817	1,263,797	176,420
Non-current assets
Property and equipment, net	3,476	2,620	366
Intangible assets, net	16,429	14,918	2,082
Operating lease right-of-use assets	14,885	12,310	1,718
Long-term investment	26,333	26,333	3,676
Other non-current assets	22,701	15,110	2,110
Total non-current assets	83,824	71,291	9,952
Total assets	1,419,641	1,335,088	186,372

LIABILITIES
Current liabilities
Accounts payable	30,233	21,204	2,960
Deferred revenue and customer advances	283,251	240,012	33,504
Amounts due to related parties	1,734	1,950	272
Accrued expenses and other current liabilities	126,501	90,252	12,599
Dividend payable	2,164	-	-
Current operating lease liabilities	3,661	2,272	317
Total current liabilities	447,544	355,690	49,652
Non-current liabilities
Non-current operating lease liabilities	11,252	10,006	1,397
Total non-current liabilities	11,252	10,006	1,397
Total liabilities	458,796	365,696	51,049
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2024 and June 30, 2025; 125,122,382 Class A shares issued and 116,084,207 outstanding as of December 31, 2024; 125,122,382 Class A shares issued and 112,724,757 outstanding as of June 30, 2025; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2024 and June 30, 2025; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2024 and June 30, 2025)	185	185	26
Additional paid-in capital	996,657	960,173	134,035
Treasury stock	(26,296)	(38,121)	(5,321)
Statutory reserves	8,395	8,395	1,172
Accumulated other comprehensive income	24,009	22,458	3,135
Retained earnings (accumulated deficit)	(42,105)	16,302	2,276
Total shareholders’ equity	960,845	969,392	135,323
Total liabilities and shareholders’ equity	1,419,641	1,335,088	186,372

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	215,107	210,439	200,162	27,942	450,110	410,601	57,318
Cost of revenues	(63,372)	(66,663)	(64,414)	(8,992)	(130,264)	(131,077)	(18,297)

Gross profit	151,735	143,776	135,748	18,950	319,846	279,524	39,021

Operating expenses
Research and development expenses	(57,219)	(55,385)	(52,834)	(7,375)	(125,142)	(108,219)	(15,107)
Sales and marketing expenses	(51,263)	(41,255)	(41,279)	(5,762)	(106,258)	(82,534)	(11,521)
General and administrative expenses	(24,426)	(25,539)	(22,146)	(3,091)	(52,150)	(47,685)	(6,657)
Total operating expenses	(132,908)	(122,179)	(116,259)	(16,228)	(283,550)	(238,438)	(33,285)
Operating income	18,827	21,597	19,489	2,722	36,296	41,086	5,736
Other income, net	9,410	8,000	14,774	2,062	18,420	22,774	3,179
Income before income taxes	28,237	29,597	34,263	4,784	54,716	63,860	8,915
Income tax expenses	(3,574)	(3,079)	(2,374)	(331)	(7,751)	(5,453)	(761)
Net income	24,663	26,518	31,889	4,453	46,965	58,407	8,154

Net income per ADS:
- Basic	0.47	0.51	0.62	0.09	0.89	1.13	0.16
- Diluted	0.45	0.49	0.60	0.08	0.86	1.09	0.15

Weighted average number of ADSs:
- Basic	52,496,541	51,888,345	51,395,308	51,395,308	52,612,845	51,640,464	51,640,464
- Diluted	54,295,419	53,884,134	53,478,410	53,478,410	54,493,509	53,679,910	53,679,910

Total share-based compensation expenses included in:
Cost of revenues	26	8	9	1	66	17	2
Research and development expenses	348	110	67	9	805	177	25
Sales and marketing expenses	45	16	16	2	91	32	4
General and administrative expenses	392	104	(5)	(1)	693	99	14

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income	18,827	21,597	19,489	2,722	36,296	41,086	5,736
Share-based compensation expenses	811	238	87	11	1,655	325	45
Adjusted operating income	19,638	21,835	19,576	2,733	37,951	41,411	5,781

Net income	24,663	26,518	31,889	4,453	46,965	58,407	8,154
Share-based compensation expenses	811	238	87	11	1,655	325	45
Adjusted net income	25,474	26,756	31,976	4,464	48,620	58,732	8,199

Diluted net income per ADS	0.45	0.49	0.60	0.08	0.86	1.09	0.15
Impact of non-GAAP adjustments	0.02	0.01	0.00	0.00	0.03	0.00	0.00
Adjusted diluted net income per ADS	0.47	0.50	0.60	0.08	0.89	1.09	0.15

Weighted average number of ADSs – diluted	54,295,419	53,884,134	53,478,410	53,478,410	54,493,509	53,679,910	53,679,910
Weighted average number of ADSs – adjusted	54,295,419	53,884,134	53,478,410	53,478,410	54,493,509	53,679,910	53,679,910